Exhibit 99.2

ICON plc and subsidiaries

Interim financial statements

Six months ended 30 June 2010

Registered number145835

ICON plc and subsidiaries

Interim Management Report and Condensed Consolidated Financial Statements

Interim Management Report
Six months ended 30 June 2010

The Directors present the condensed consolidated financial statements of ICON plc (“the Company”), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Group”) for the six months ended 30 June 2010.

Principal activities, business review and future developments

ICON plc is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

In a highly fragmented industry, the Group is one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis.  At 30 June 2010 the Group had approximately 7,500 employees, in 71 locations in 39 countries, providing Phase I - IV clinical trials management, drug development support services, data management and biostatistical services, clinical pharmacology, central laboratory services, imaging consulting and contract staffing services. The Group has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, the Company began operations in 1990 and has expanded its business through internal growth and strategic acquisitions.  The Company’s primary listing for its shares is the NASDAQ market. The Company also has a secondary listing on the Irish Stock Exchange and, accordingly, is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders.  For further information, shareholders should consult their own financial adviser.

On 17 May 2010, the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland, for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($2.7 million) if these milestones are achieved during the years ended 31 December 2010 to 31 December 2013.

The Company looks forward to further increasing its geographic presence through the addition of new offices and expanding the scale and range of its service offering.  A review of performance during the six months ended 30 June 2010 is included in the Operating and Financial Review section.

Interim Management Report
Six months ended 30 June 2010
Operating and Financial Review (continued)

The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	As a percentage of revenue
	Six months ended
	30 June	30 June	Percentage change in period
	2010	2009

Revenue	100.0%	100.0%	0.7%

Direct costs	59.2%	56.8%	4.8%

Other operating expenses	28.9%	30.2%	(3.6)%

One-time net charges	-%	2.0%	(100)%

Operating profit	11.9%	10.9%	9.9%

The Group primarily earns revenue by providing services to our clients to enable them complete their clinical trials.  These services, which are integral elements of the clinical research process, include clinical trials management, drug development support services, data management and biostatistical services, clinical pharmacology, central laboratory services, imaging consulting and contract staffing services.  Revenue from the provision of these services for the six months ended 30 June 2010 was $442.9 million, an increase of $3.0 million, or 0.7%, from $439.8 million for the six months ended 30 June 2009. Approximately 43.3%, 46.5% and 10.2% of revenue for the period was derived in the United States, Europe and Rest of World, respectively.  Net new business wins for the six months ended 30 June 2010 amounted to $585 million, representing a book to bill ratio of 1.3 for the period.

Direct costs increased by $12.1 million, or 4.8%, from $249.9 million for the six months ended 30 June 2009, to $262.0 million for the six months ended 30 June 2010.  Direct costs comprise compensation and associated fringe benefits for project related employees, together with all other direct project related expenses. The increase in direct costs arose primarily from increases in both compensation and travel costs for project-related employees of $14.3 million and $3.1 million respectively, offset by reductions in laboratory costs of $3.1 million and other direct project costs of $2.5 million. Direct costs as a percentage of revenue increased from 56.8% for the six months ended 30 June 2009, to 59.2% for six months ended 30 June 2010.

Other operating expenses decreased by $4.8 million, or 3.6%, from $132.8 million for the six months ended 30 June 2009, to $128.0 million for the six months ended 30 June 2010. Other operating expenses comprise compensation, related fringe benefits, share based compensation expense and travel expenditure for non-project related employees, professional services costs, advertising costs and all costs related to facilities and information systems including depreciation. The decrease in other operating expenses during the period arises principally from decreases in general overhead costs and facility related costs of $4.8 million and $1.5 million respectively.  This is offset by an increase in the depreciation and amortisation charge of $1.9m. The decrease in general overhead costs is primarily attributable to a decrease in professional services costs of $3.2 million and a reduction in bad debt allowances of $1.5 million. The increase in depreciation and amortisation arises principally from our continued investment in facilities and equipment to support the Company’s growth. As a percentage of revenue, other operating expenses decreased from 30.2% for the six months ended 30 June 2009, to 28.9% for the six months ended 30 June 2010.

One-time net charges of $8.9 million were recognised during the six months ended 30 June 2009.  In response to the globalisation of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients.  This realignment resulted in resource rationalisations in certain more mature markets and the recognition of a restructuring charge of $13.4 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain jurisdictions in which it operates.

Interim Management Report
Six months ended 30 June 2010

Operating and Financial Review (continued)

Operating profit increased by $4.8 million, or 9.9%, from $48.1 million for the six months ended 30 June 2009, to $52.9 million for the six months ended 30 June 2010. As a percentage of revenue, operating profit increased from 10.9% for the six months ended 30 June 2009, to 11.9% of revenue for the six months ended 30 June 2010.  Excluding the impact of one-time net charges recognised during the period, income from operations as a percentage of revenue decreased from 13.0% for the six months ended 30 June 2009 to 11.9% for the six months ended 30 June 2010.

Net financing expense for the six months ended 30 June 2010, was $0.1 million, a decrease of $3.5 million on net financing expense of $3.6 million from the six months ended 30 June 2009.  Financing expense for the period decreased by $3.4 million from $4.1 million for the six months ended 30 June 2009, to $0.7 million for the six months ended 30 June 2010.  Financing income for the period increased by $0.1 million for the six months ended 30 June 2009 to $0.6 million for the six months ended 30 June 2010.

Provision for income taxes has decreased from $6.7 million for the six months ended 30 June 2009, to $5.5 million for the six months ended 30 June 2010.  The Company’s effective tax rate for the six months ended 30 June 2010, was 10.5% compared with 14.9% for the six months ended 30 June 2009.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators.  Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of current asset investments and acquisitions.

Clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

Net cash at 30 June 2010 amounted to $220.8 million compared with net cash of $194.0 million at 31 December 2009.  Net cash at 30 June 2010 comprised cash and cash equivalents of $220.8 million. Net cash at 31 December 2009 comprised cash and cash equivalents of $144.8 million and current asset investments of $49.2 million.   Borrowing facilities available to the Group under negotiated facilities at 30 June 2010 amounted to $87.0 million compared with $162.5 million at 31 December 2009. Facilities expiring during the period were not renewed by the Company.

Net cash provided by operating activities was $51.8 million for the six months ended 30 June 2010, compared with net cash provided by operating activities of $128.1 million for the six months ended 30 June 2009. The Group’s working capital as at 30 June 2010 amounted to $248.7 million, compared to $204.1 million at 31 December 2009. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones and the timing of cash receipts. The number of days revenue outstanding was 30 days at 30 June 2010 and 33 days at 31 December 2009.

Interim Management Report
Six months ended 30 June 2010
Liquidity and Capital Resources (continued)

Net cash provided by investing activities amounted to $31.1 million for the six months ended 30 June 2010, compared to net cash used in investing activities of $91.5 million for the six months ended 30 June 2009. Net cash provided by investing activities in the six months ended June 30, 2010 arose principally from the sale of current asset investments. During the six months ended June 30, 2010, the Company realized a net $49.2 million from the sale and purchase of its current asset investments. The Company actively manages its available cash resources to try to ensure optimum returns. Amounts realized from the sale of short term investments during the period were reinvested in cash equivalents.

Capital expenditure for the six months ended 30 June 2010, amounted to $17.0 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.

Net cash provided by financing activities during the six months ended 30 June 2010, amounted to $11.0 million compared with cash used in financing activities of $42.7 million for the six months ended 30 June 2009.

As a result of these cash flows, cash and cash equivalents increased by $76.0 million for the six months ended 30 June 2010, compared to a decrease of $5.0 million for the six months ended 30 June 2009.

On 9 July 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($43.3 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank.  At 30 June 2010, €21.8 million ($27.0 million) was available to be drawn under this facility.

On 22 December 2008, a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. On 21 April 2010, the Company reduced this facility to $25 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At 30 June 2010, $25 million was available to be drawn under this facility.

On 2 January 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank.  At 30 June 2010, $25 million was available to be drawn under this facility.

On 29 May 2009, a three year committed credit facility was negotiated with Citibank Europe for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favour of the bank.  At 30 June 2010, $10 million was available to be drawn under the facility.

Risks and uncertainties

The principal risks and uncertainties facing the Group over the remaining six months of fiscal 2010 are the same as those as set out on pages 4 to 9 of the Company’s Annual Report for the year ended 31 December 2009.

Related party transactions

Related party transactions are detailed in note 14 to the interim condensed financial statements.

Directors' Responsibility Statement
Six months ended 30 June 2010
Statement of the directors in respect of the half-yearly financial report

Each of the directors, whose names and functions are listed on pages 22 and 23 of the Annual Report confirm that, to the best of each person’s knowledge and belief:

(a)the condensed interim financial statements comprising the Group income statement, the Group statement of recognised income and expense, the Group statement of financial position, the Group statement of cash flows, the Group statement of changes in equity and related notes 1 to 14 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

(b)the interim management report includes a fair review of the information required by:

  (i)           Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii)
Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

.
On behalf of the Board

Peter Gray	Thomas Lynch
Director	Director

31 August 2010

Independent review report to ICON plc

Introduction
We have been engaged by ICON plc ('ICON' or 'the Company') to review the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2010, which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position at 30 June 2010, condensed consolidated statement of cash flows and condensed consolidated statement of changes in equity for the six-month period then ended, and the related notes to the interim condensed consolidated financial statements.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements. This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority.  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' Responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority.

The annual financial statements of the Company are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union. The directors are responsible for ensuring that the condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" (“IAS 34”), as adopted by the European Union.

Our Responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated set of financial statements in the half-yearly financial report based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Auditing Practices Board. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority.

KPMG
Chartered Accountants
Dublin,
31 August 2010

Condensed Consolidated Income Statement
for the six month period ended 30 June 2010
		Six months ended	Six months ended
		30 June	30 June
	Note	2010	2009
		US$’000	US$’000
		(Unaudited)	(Unaudited)

Gross revenue		622,638	619,507
Reimbursable expenses		(179,775)	(179,675)
Revenue	4	442,863	439,832

Direct costs		261,957	249,925
Other operating expenses		128,026	132,842
One-time net charges	6	-	8,941
Operating profit	4	52,880	48,124

Financing income		640	573
Financing expense		(771)	(4,123)
Profit before taxation	4	52,749	44,574
Income tax expense	7	(5,521)	(6,658)

Profit for the period		47,228	37,916

Attributable to:

Equity holders of the Company	5	47,228	37,916

Earnings per ordinary share

Basic	5	0.80	0.65

Diluted	5	0.78	0.63

On behalf of the Board

Peter Gray	Thomas Lynch
Director	Director

Condensed Consolidated Statement of Comprehensive Income
for the six month period ended 30 June 2010

	Six months ended	Six months ended
	30 June	30 June
	2010	2009
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Profit for the financial period	47,228	37,916

Other comprehensive income

Deferred tax movement on unexercised options	477	907

Tax benefit excess on exercised options	2,179	55

Currency translation differences	(34,041)	8,042

Other comprehensive income	(31,385)	9,004

Total comprehensive income	15, 843	46,920

Attributable to:
Equity holders of the Company	15, 843	46,920

Total comprehensive income	15, 843	46,920

On behalf of the Board

Peter Gray	Thomas Lynch
Director	Director

Condensed Consolidated Statement of Financial Position
as of 30 June 2010
		30 June	31 December
	Note	2010	2009
ASSETS		US$’000	US$’000
		(Unaudited)	(Audited)
Non-current assets
Property, plant and equipment	8	136,473	152,825
Intangible assets – goodwill and other	9	218,562	222,999
Other non-current assets		8,384	7,837
Deferred tax assets		11,252	7,556
Total non-current assets		374,671	391,217

Current assets
Inventories		5,531	3,559
Accounts receivable	11	157,303	191,924
Unbilled revenue	11	86,631	92,080
Other current assets		24,972	24,828
Current taxes receivable		18,671	15,110
Current asset investments	12	-	49,227
Cash and cash equivalents		220,762	144,801
Total current assets		513,870	521,529

Total assets		888,541	912,746

EQUITY
Share capital	13	5,031	4,965
Share premium	13	151,420	142,518
Options reserve		32,580	31,017
Other reserves		7,422	7,422
Foreign currency translation reserve		(22,713)	11,328
Retained earnings		444,133	392,531
Total Equity		617,873	589,781

LIABILITIES
Non-current liabilities
Deferred government grants and other liabilities		1,376	4,594
Deferred tax liabilities		980	955
Non-current other liabilities		3,158	-
Total non-current liabilities		5,514	5,549

Current liabilities
Accounts payable		7,218	12,123
Payments on account	11	141,338	165,198
Accrued and other liabilities		96,437	118,963
Current tax payable		20,161	21,132
Total current liabilities		265,154	317,416

Total liabilities		270,668	322,965

Total equity and liabilities		888,541	912,746

On behalf of the Board

Peter Gray	Thomas Lynch
Director	Director

Condensed Consolidated Statement of Cash Flows
for the six month period ended 30 June 2010

	Six months ended	Six months ended
	30 June	30 June
	2010	2009
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Profit for the financial period	47,228	37,916
Adjustments to reconcile net income to net cash generated from operating activities:
Loss on disposal of property, plant and equipment	115	181
Depreciation	14,269	10,738
Amortisation of intangible assets	2,734	4,278
Amortisation of grants	(77)	(72)
Stock compensation expense	3,281	4,365
Finance income	(640)	(573)
Finance interest expense	771	2,184
Defined benefit pension costs	133	166
Income tax expense	5,521	6,658
Operating cash inflow before changes in working capital	73,335	65,841
Decrease in accounts receivable	19,195	6,328
Decrease in unbilled revenue	12,398	26,617
Increase in other current assets	(1,933)	(1,578)
Increase in other non current assets	(626)	(686)
(Increase)/decrease in inventory	(1,972)	184
Decrease in accounts payable	(4,107)	(8,570)
(Decrease)/increase in payments on account	(20,784)	37,378
(Decrease)/increase in accrued and other liabilities	(9,075)	4,857
Increase in non current other liabilities	472	2,804
Cash provided by operations	66,903	133,175
Income taxes paid	(15,365)	(3,237)
Employer contribution defined benefit pension scheme	(133)	(166)
Interest received	415	435
Interest paid	-	(2,144)
Net cash inflow from operating activities	51,820	128,063
Investing activities
Purchase of property, plant and equipment	(12,466)	(10,489)
Purchase of intangible assets	(4,503)	(5,895)
Purchase of subsidiary undertakings and acquisition costs	(1,161)	(24,086)
Sale of short term investments	79,487	16,544
Purchase of short term investments	(30,260)	(67,553)
Net cash provided by/(used in) investing activities	31,097	(91,479)
Financing activities
Drawdown of bank loan facilities	-	17,400
Repayment of bank loan facilities	-	(60,719)
Tax benefit from the exercise of share options	2,179	55
Proceeds from exercise of share options	8,996	786
Share issuance costs	(28)	(56)
Repayment of lease liabilities	(160)	(156)
Net cash provided by/(used in) financing activities	10,987	(42,690)
Net increase/(decrease) in cash and cash equivalents	93,904	(6,106)
Effect of exchange rate changes	(17,943)	1,109
Cash and cash equivalents at start of period	144,801	58,378
Cash and cash equivalents at end of period	220,762	53,381

Condensed Consolidated Statement of Changes in Equity
for the six month period ended 30 June 2010

	Number	Share	Share	Options	Other	Currency	Retained
	of shares	Capital	Premium	Reserve	Reserves	Reserve	Earnings	Total
(Unaudited)		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2010	59,007,565	4,965	142,518	31,017	7,422	11,328	392,531	589,781
Total comprehensive income for the period:
Profit for the period	-	-	-	-	-	-	47,228	47,228
Other Comprehensive Income:
Deferred tax movement on unexercised options	-	-	-	477	-	-	-	477
Tax benefits excess on exercise of options	-	-	-	2,179	-	-	-	2,179
Foreign currency translation differences	-	-	-	-	-	(34,041)	-	(34,041)
Total other comprehensive income for the period	-	-	-	2,656	-	(34,041)	-	(31,385)
Total comprehensive income for the period	-	-	-	2,656	-	(34,041)	47,228	15,843
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	3,281	-	-	-	3,281
Exercise of share options	826,625	66	8,930	-	-	-	-	8,996
Share issue costs	-	-	(28)	-	-	-	-	(28)
Transfer of exercised and expired share –based awards	-	-	-	(4,374)	-	-	4,374	-
Total contributions by and distributions to owners	826,625	66	8,902	(1,093)	-	-	4,374	12,249
Total transactions with owners	826,625	66	8,902	(1,093)	-	-	4,374	12,249
Balance at 30 June 2010	59,834,190	5,031	151,420	32,580	7,422	(22,713)	444,133	617,873

Condensed Consolidated Statement of Changes in Equity
for the six month period ended 30 June 2009

	Number	Share	Share	Options	Other	Currency	Retained
	of shares	Capital	Premium	Reserve	Reserves	Reserve	Earnings	Total
(Unaudited)		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2009	58,518,195	4,921	138,227	28,123	7,422	1,280	294,153	474,126
Total comprehensive income for the period:
Profit	-	-	-	-	-	-	37,916	37,916
Other Comprehensive Income:
Deferred tax movement on unexercised options	-	-	-	907	-	-	-	907
Tax benefits on exercise of options	-	-	-	55	-	-	-	55
Foreign currency translation differences	-	-	-	-	-	8,042	-	8,042
Total other comprehensive income	-	-	-	962	-	8,042	-	9,004
Total comprehensive income for the period	-	-	-	962	-	8,042	37,916	46,920
Transactions recorded directly in equity
Share-based payment	-	-	-	4,365	-	-	-	4,365
Exercise of share options	80,909	8	778	-	-	-	-	786
Share issue costs	-	-	(56)	-	-	-	-	(56)
Transfer of exercised and expired share –based awards	-	-	-	(384)	-	-	384	-
Total contributions by and distributions to owners	80,909	8	722	3,981	-	-	384	5,095
Total transactions with owners	80,909	8	722	3,981	-	-	384	5,095
Balance at 30 June 2009	58,599,104	4,929	138,949	33,066	7,422	9,322	332,453	526,141

Notes to Condensed Consolidated Interim Financial Statements
1. Basis of preparation

The condensed consolidated financial statements for the six months ended 30 June 2010 are unaudited but have been reviewed by the auditor whose report is set out on page 8.  The financial information presented herein does not amount to statutory financial statements that are required by section 7 of the Companies (Amendment) Act, 1986, to be annexed to the annual return of the Company.  The statutory financial statements for the financial year ended 31 December 2009 will be annexed to the annual return and filed with the Registrar of Companies.  The audit report on those statutory financial statements was unqualified and did not contain any matters to which attention was drawn by way of emphasis.  These interim financial statements, which are unaudited, have been prepared in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting, as adopted by the EU.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.  In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those that applied in the most recent consolidated financial statements for the year ended 31 December 2009.

2. Accounting policies

With the exception of the adoption of International Financial Reporting Interpretations Committee (IFRIC) Interpretation 17, Distribution of Non-Cash Assets to Owners, during the six month period ended 30 June 2010, the same accounting policies and methods of computation are followed in these condensed consolidated financial statements as were applied in the consolidated financial statements for the year ended 31 December 2009 which were prepared in accordance with International Financial Reporting Standards as adopted by the EU (EU IFRS).

3. Seasonality

The results of the Group’s operations are not materially impacted by seasonal factors.

4. Segmental information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision maker. An operating segment’s operating results are reviewed regularly by the CEO and CFO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company’s primary listing for its shares is the NASDAQ market in the United States.  Consequently, information reviewed by the chief operating decision maker is prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). A reconciliation of the Group’s profit for the financial year from IFRS to US GAAP is set out in note 15.

Segment results that are reported to the CEO and CFO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Information on the Clinical Research division is set out below:
	(US GAAP)	(US GAAP)
	Six months	Six months
	ended	ended
	30 June	30 June
	2010	2009
Clinical Research:	US$’000	US$’000

External revenue	442,863	439,832

Notes to Condensed Consolidated Interim Financial Statements (continued)

4. Segmental information (continued)

Operating income before depreciation & amortisation and one-time net charges	69,459	71,250

Depreciation and amortisation	17,003	15,016
One-time net charges	-	8,941

Operating profit	52,456	47,293

Financing income	640	573
Financing expense	(771)	(2,184)

Profit before taxation	52,325	45,682
Income tax expense	(7,253)	(6,208)
Net income	45,072	39,474

	(USGAAP)	(US GAAP)
	30 June	31 December
	2010	2009
	US$’000	US$’000
Segment assets:
Clinical research	882,356	908,398

5. Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the six months ended 30 June 2010:

	30 June	30 June
	2010	2009
	US$’000	US$’000
Numerator computations
Basic and diluted earnings per share
Profit attributable to equity holders	47,228	37,916

	30 June	30 June
	2010	2009

Denominator computations	Number of Shares

Weighted average number of ordinary shares outstanding - basic	59,395,142	58,557,089
Effect of dilutive potential ordinary shares	1,514,531	1,436,489

Weighted average number of ordinary shares outstanding - diluted	60,909,673	59,993,578

Earnings per Share	US$	US$

Basic earnings per ordinary share	0.80	0.65

Diluted earnings per ordinary share	0.78	0.63

The Company had 2,012,343 anti-dilutive shares in issue at 30 June 2010 (30 June 2009: 3,151,838).

Notes to Condensed Consolidated Interim Financial Statements (continued)

6. One-time net charges

	30 June	30 June
	2010	2009
	US$’000	US$’000

Restructuring charge	-	13,434
Research and development incentives	-	(4,493)

One-time net charges	-	8,941

Restructuring Charge

In response to the globalisation of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients.  This realignment resulted in resource rationalisations in certain more mature markets in which the Company operates.  A restructuring charge of $13.4 million was recognised during the six months ended 30 June 2009, comprising $8.3 million in respect of office consolidations and $5.1 million is respect of workforce reductions.

As of 30 June 2010 restructuring provisions included in the consolidated statement of financial position are as follows:

	30 June	31 Dec
	2010	2009
	US$’000	US$’000

Accrued and other liabilities	896	9,307
Deferred government grants and other liabilities	-	2,133

	896	11,440

Research and Development Tax Incentives

The Company has received research and development incentives in certain jurisdictions in which it operates.  Income of $4.5 million was recognised during the six months ended 30 June 2009, in respect of these incentives.

7. Income tax expense

	30 June	30 June
	2010	2009
	US$’000	US$’000

Income tax expense pre one-time credits	5,521	11,372
One-time credits	-	(4,714)

Income tax expense post one-time credits	5,521	6,658

Income tax expense for the six months ended 30 June 2009 is inclusive of one-time credits which comprised corporation tax refunds arising from research and development tax credits received in certain jurisdictions in which the Company operates and the tax effects of restructuring costs recognised.

The Company’s effective tax rate for the six months ended 30 June 2010, was 10.5% compared with 14.9% for the six months ended 30 June 2009.

Notes to Condensed Consolidated Interim Financial Statements (continued)
8. Property, Plant and Equipment

Group					Office
			Leasehold	Computer	furniture &	Laboratory	Motor
	Land	Buildings	improvements	equipment	fixtures	equipment	vehicles	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2010	3,979	80,309	24,762	66,022	54,311	21,828	43	251,254
Additions	-	-	1,253	8,366	2,425	1,356	-	13,400
Disposals	-	-	(768)	(1,051)	(522)	-	-	(2,341)
Acquisitions	-	-	-	-	108	-	-	108
Foreign currency adjustment	(436)	(9,998)	(1,415)	(4,583)	(4,183)	(1,166)	(2)	(21,783)

At 30 June 2010	3,543	70,311	23,832	68,754	52,139	22,018	41	240,638

Depreciation
At 1 January 2010	-	6,032	10,736	46,395	24,861	10,387	18	98,429
Charge for year	-	899	2,017	6,847	2,684	1,820	2	14,269
Eliminated on disposals	-	-	(725)	(1,041)	(176)	-	-	(1,942)
Foreign currency adjustment	-	(844)	(374)	(2,981)	(1,734)	(656)	(2)	(6,591)

At 30 June 2010	-	6,087	11,654	49,220	25,635	11,551	18	104,165

Net book value
At 30 June 2010	3,543	64,224	12,178	19,534	26,504	10,467	23	136,473

At 31 December 2009	3,979	74,277	14,026	19,627	29,450	11,441	25	152,825

Notes to Condensed Consolidated Interim Financial Statements (continued)
9. Intangible assets – goodwill and other

Group	Computer Software US$’000	Customer Relationships US$’000	Volunteer List US$’000	Order Backlog US$’000	Goodwill US$’000	Total US$’000
Cost:
At 1 January 2010	68,746	11,644	1,325	1,470	187,577	270,762
Additions	4,503	-	-	-	-	4,503
Disposals	(78)	-	-	-	-	(78)
Acquisitions	-	-	-	-	3,842	3,842
Foreign exchange movement	(6,203)	(280)	-	-	(7,814)	(14,297)
At 30 June 2010	66,968	11,364	1,325	1,470	183,605	264,732

Accumulated amortisation:
At 1 January 2010	43,282	3,581	407	493	-	47,763
Amortised in the year	1,420	963	109	242	-	2,734
Disposals	(78)	-	-	-	-	(78)
Foreign exchange movement	(3,971)	(278)	-	-	-	(4,249)
At 30 June 2010	40,653	4,266	516	735	-	46,170

Net book value
At 30 June 2010	26,315	7,098	809	735	183,605	218,562

At 31 December 2009	25,464	8,063	918	977	187,577	222,999

10. Business Combinations

On 17 May 2010, the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland, for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($2.7 million) if these milestones are achieved during the years ended 31 December 2010 to 31 December 2013.

11. Accounts receivable, unbilled revenue and payments on account

	30 June	31 December
	2010	2009
	US$’000	US$’000

Accounts receivable	164,442	197,133
Less amounts provided for doubtful debts	(7,139)	(5,209)
Accounts receivable, net	157,303	191,924

Unbilled revenue	86,631	92,080
Payments on account	(141,338)	(165,198)
Revenue outstanding	102,596	118,806

Notes to Condensed Consolidated Interim Financial Statements (continued)

11. Accounts receivable, unbilled revenue and payments on account (continued)

Clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognised as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognised on contracts.   Revenue outstanding comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 30 days at 30 June 2010, compared to 33 days at 31 December 2009.

12. Current asset investments

	30 June	31 December
	2010	2009
	US$’000	US$’000

At start of period/year	49,227	42,726
Additions	30,260	24,045
Disposals	(79,487)	(17,544)
At end of period/year	-	49,227

The Company actively manages its available cash resources to try to ensure optimum returns. Surplus cash balances are invested in cash equivalents and current asset investments, which comprise both floating rate and minimum “AA” rated corporate securities. Current asset investments are reported at fair value, with unrealised gains and losses reported in shareholders equity. No unrealised gains or losses arose during the period. During the six months ended 30 June 2010 the company realised a net $49.2 million from the sale and purchase of its current asset investment portfolio. These amounts were reinvested in cash equivalents.

13. Share capital

Authorised share capital:	No. of Ordinary Shares
Ordinary shares of par value €0.06	100,000,000

	30 June	31 December
	2010	2009
	US$’000	US$’000
Allotted, called up and fully paid
59,834,190 (31 December 2009: 59,007,565) ordinary shares of €0.06 each	5,031	4,965

	30 June	31 December
	2010	2009
	US$’000	US$’000
Issued, fully paid share capital
At beginning of period/year	4,965	4,929
Employee share options exercised	66	36

At end of period/year	5,031	4,965

Notes to Condensed Consolidated Interim Financial Statements (continued)
13. Share capital (continued)

Holders of Ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Company and approved by the shareholders and/or such interim dividends as the board of Directors of the Company may decide.  On liquidation or a winding up of the Company, the par value of the Ordinary Shares will be repaid out of the assets available for distribution among the holders of the Company’s American Depository Shares (“ADSs”) and Ordinary Shares not otherwise represented by ADSs.  Holders of Ordinary Shares have no conversion or redemption rights.

During the six month period ended 30 June 2010, 826,625 options were exercised by employees for total proceeds of US$9.0 million.  During the six month period ended 30 June 2009, 80,909 options were exercised by employees for total proceeds of US$0.8 million.

	30 June	31 December
	2010	2009
	US$’000	US$’000
Share premium

At beginning of period/year	142,518	138,227
Employee share options exercised	8,930	4,375
Share issue costs	(28)	(84)

At end of period/year	151,420	142,518

14. Related party transactions

(i)Transactions with Directors and Executive Officers
The total compensation of Directors and Executive Officers, including a non-cash share-based payment charge of $0.6 million, was $1.9 million for the six months ended 30 June 2010.

(ii)Other Related Party Transactions
There were no related party transactions during the six month period ended 30 June 2010 that have materially affected the financial position or performance of the Group.  In addition, there were no changes in related party transactions from the last annual report that could have had a material effect on the financial performance of the Group during the period.

15. Reconciliation between IFRS and US GAAP

	Six months	Six months
	ended	ended
	30 June	30 June
	2010	2009
	$’000	$’000
Profit for the financial year attributable to equity holders as stated under IFRS	47,228	37,916

US GAAP adjustments:
Non-cash stock compensation expense under IFRS	3,281	4,365
Non-cash stock compensation expense under U.S. GAAP	(3,702)	(3,257)
Deferred tax adjustments on share-based payments	(1,735)	450

Net income as stated under U.S. GAAP	45,072	39,474

Basic earnings per Ordinary Share under U.S. GAAP	$0.76	$0.67
Diluted earnings per Ordinary Share under U.S. GAAP	$0.74	$0.66

Further information on the US GAAP adjustments above are set out on pages 103 to 105 of the Company’s Annual Report for the year ended 31 December 2009.